Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Mark McCollum of Halliburton Company distributed the following communication to all employees of the Expandable Liner Hanger business on September 28, 2015.

TO:	Expandable Liner Hanger employees

FROM:	Mark McCollum, executive vice president and chief integration officer
Jonathan Lewis, senior vice president – Completion & Production

SUBJECT:	Business update

As an important stakeholder in our expandable liner hangers business, we would like to inform you of an important decision.

Today we announced Halliburton and Baker Hughes will market for sale additional businesses in connection with Halliburton’s pending acquisition of Baker Hughes. On the Halliburton side, we intend to divest our expandable liner hangers business, which falls within the Completion & Production Division. Baker Hughes intends to divest its core completions business, which includes: packers, flow control tools, subsurface safety systems, intelligent well systems, permanent monitoring, sand control tools and sand control screens; its sand control business in the Gulf of Mexico, including two pressure pumping vessels; and its offshore cementing businesses in Australia, Brazil, the Gulf of Mexico, Norway, and the United Kingdom.

There is no agreement to date with any competition enforcement authority as to the adequacy of the proposed divestitures. However, competition authorities want other sustainable competitors in the market, and we know that because of the strong product and dedicated employees, our liner hangers business will be an attractive asset to potential buyers. This has not been an easy decision, but we are confident this will create significant new opportunities for you.

What does this mean for you?

First and foremost, this should not immediately impact your day-to-day activities. Over the next 30-60 days, Corporate Development will be working alongside the liner hangers’ business to prepare it for sale. We will communicate with you as much as we can when the time is appropriate.

Through your hard work, our liner hangers business is strong and as an employee in this business, you are on the cusp of a fresh, exciting opportunity with a new organization.

With this in mind, we ask you to follow these important practices:

•	Maintain your commitment to keeping the liner hangers business successful. In fact, it is important to continue your everyday work that has made the business what it is today. By doing so, you provide a strong and healthy foundation to help the business thrive both now and in the future.

•	Continue to operate as one Company until the sale of the businesses is complete. Everyone should continue to execute and deliver the best products and services to our customers.

•	Remain focused on providing the same safe, reliable and cost-effective service our customers expect from us. Our commitment to superior service quality and safe, environmentally responsible operations is unwavering, and it is vital to remain dedicated to consistently and efficiently meeting our customers’ needs.

In sustaining a viable business, you create your own career and growth opportunities. This is the time to demonstrate your knowledge, experience and value to the business.

Questions?

We understand that this announcement may create uncertainty for our employees who work in this business, and we will do our best to keep you informed as appropriate. In the meantime, please visit the Divestitures page on HalWorld. This site includes FAQs and will be updated in the future. If you have any questions during this transition period, please contact the Divestitures Team.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the businesses and geographical location of such businesses subject to divestiture and whether all required regulatory clearances and approvals of the acquisition of Baker Hughes will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, Baker Hughes’s Form 10-K for the year ended December 31, 2014, Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.